Exhibit 99.2

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (the “Agreement”) is entered into by and between Yulong Eco-Materials Limited, a Cayman Islands Corporation (“YECO”) referred to as the (“YECO”), and Wellford International Enterprises Limited, a British Virgin Islands Corporation (“BUYER”) with reference to the following facts:

A. YECO holds a one hundred percent (100%) ownership interest in China Xing De (BVI) Limited “Yulong BVI”.

B. YECO desires to sell Yulong BVI to the Buyer.

C. YECO agrees to sell and Buyer agrees to purchase Yulong BVI for US$15 million. This sale includes all the assets, liabilities and debts of the China Businesses.

Section 1.01 Default and Remedies. The parties to this Agreement acknowledge and agree that breach of any of the covenants of the Agreement may not be compensable by payment of money damages and, therefore, that the covenants of the parties set forth in this Agreement may be enforced in equity by a decree requiring specific performance. Without limiting the foregoing, if any dispute arises concerning the sale or other disposition of the Yulong BVI that is the subject of this Agreement, the parties agree that an injunction may be issued restraining the sale or other disposition of the Yulong BVI or rescinding any such sale or other disposition, pending resolution of the controversy. These remedies shall be cumulative and non-exclusive and shall be in addition to any other rights and remedies the parties may have under the Agreement.

Section 1.02 Disputes. The parties hereby agree that any Dispute shall be exclusively settled and resolved by binding and final arbitration administered by the Cayman Islands. A “Dispute” shall include any action, dispute, claim, or controversy of any kind (e.g., whether in contract or in tort, statutory or common law, legal or equitable, or otherwise) now existing or hereafter arising between the parties in any way arising out of, pertaining to or in connection with this Agreement.

Section 1.03 Indemnity. Buyer shall indemnify and hold YECO harmless from and against any and all liabilities, claims, suits, costs (including court costs and attorneys’ fees), and actions of any kind arising or alleged to arise from any business activities with respect to the Yulong BVI or its subsideries after the Effective Date. This indemnification shall include, but is not limited to, all liabilities incurred, lawsuits and contracts executed by Yulong BVI, and all subsideries or another acting on behalf of Yulong BVI, with respect to the business which are executed or performed after the Effective Date.

Section 1.04 Notice. Any notice, demand or communication required, permitted or desired to be given hereunder shall be deemed effectively given where personally delivered or mailed by prepaid certified mail, return receipt requested, addressed as follows:

BUYER:	Wellford International Enterprises Limited
Fifth floor 3 Gower Street, London,
United Kingdom, WC1E6HA

YECO:	Yulong Eco-Materials Limited
387 Park Avenue South
New York, NY 10016, USA

or to such other address, and to the attention of such other person or officer as either party may designate.

Section 1.05 Severability. If one or more of the provisions hereof shall for any reason be held to be invalid, illegal or unenforceable in any respect under applicable law, such invalidity, illegality, or unenforceability shall not affect any other provisions hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein, and the remaining provisions hereof shall be given full force and effect.

Section 1.06 Entire Agreement/Amendment. The terms of this Agreement are intended by the parties as a final expression of their agreement with respect to the subject matter of this Agreement and may not be modified by evidence of any prior or contemporaneous negotiations, representations, agreements and understandings. This Agreement supersedes, cancels and is in substitution of all agreements heretofore entered into between the parties with respect to the subject matter covered by this Agreement. No other representations, agreements or understandings between the parties shall be binding, unless in writing and signed by authorized representatives of the parties to this Agreement. This Agreement may only be amended in writing signed by the parties hereto.

Section 1.07 Headings. All section headings are for convenience of reference only and are not part of this Agreement, and no construction or inference shall be derived therefrom.

Section 1.08 Rule of Construction. The general rule for construction for interpreting a contract, which provides that provisions of a contract should be construed against the party preparing the contract, is waived by the parties. The Agreement shall be construed fairly and reasonably based on the language of the Agreement and without regard to the author of the language.

Section 1.09 Binding Effect. This Agreement shall bind and inure to the benefit of the respective heirs, personal representatives, successive owners, and assignees of the parties.

Section 1.10 Governing Law. This Agreement, regardless of where executed or performed, shall be governed by and construed in accordance with the laws of Cayman Islands. Venue for any litigation arising from this Agreement shall be in Cayman Islands.

Section 1.11 Counterparts; Facsimile. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, all of which together shall constitute one and the same instrument. Execution copies of this Agreement may be delivered by facsimile.

Section 1.12 Waiver. No consent or waiver, express or implied, by any party to or for any breach or default by any other party in the performance by such other party of its obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligations of such other party under this Agreement. Failure on the part of any party to complain of any act or failure to act of any of the other parties or to declare any of the other parties in default, regardless of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the Effective Date. October 30, 2018

Exhibit A

The following diagram illustrates our corporate structure as of the date of this sale:

Yulong BVI ” refers to China Xing De (BVI) Limited, a British Virgin Islands company which is wholly-owned by Yulong;

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